

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Yu Zhang
Chief Financial Officer
Kanzhun Limited
18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing 100020
People's Republic of China

> **Re: Kanzhun Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-40460**

Dear Yu Zhang:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation
